Kingtone Wirelessinfo Solution Holding Ltd.

3rd Floor, Borough A, Block A. No.181

South Taibai Road, Xi’an, Shaanxi Province

People’s Republic of China 710065

Tel: (86) 29-88266368

August 31, 2016

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Form 20-F
Filed January 20, 2016
File No. 001-34738

Dear Mr. Wilson:

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2016 (the “Comment Letter”) to Li Wu, Chief Financial Officer of the Company, with respect to the Company’s Form 20-F filed on January 20, 2016 (File No. 001-34738) (the “20-F”). We hereby file our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 20-F.

Form 20-F for the Fiscal Year Ended September 30, 2015

ITEM 3A. Selected Financial Data, page 9

1.	Please revise your filing by removing the labeling of “Audited” for the selected financial data. The information is not accompanied by an audit report.

Response: We will revise our disclosure by removing the labeling of “Audited” for the selected financial data in the Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended September 30, 2015 (the “20-F/A”). We expect to file the 20-F/A once all the comments herein are cleared and you do not have further comments on the subject filing.

ITEM 7B. Related Party Transactions, page 69

August 31, 2016 Page 2 of 6

2.	We note on page F-27 that you also have extended a loan of $2.7 million to Xinrong. Please revise your filing by including all loans extended to your related parties.

Response: We will update the disclosure under Item 7B to be consistent to the disclosure under Note 7 on page F-27 including the inclusion of the second loan with Xinrong and updating the other outstanding loan amounts in the 20-F/A. A proposed updated Item 7B is enclosed hereto as Exhibit A.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

3.	We note your cash balance at the end of each fiscal year following the initial public offering of your ADSs continued to decrease and you have not generated positive operating cash flows during the past three fiscal years. We also note on page F-27 that you have extended loans to companies controlled by Mr. Tao Li. Tell us your consideration of reporting the use of proceeds from your initial public offering in accordance with Item 4(e) of Form 20-F and Item 701 of Regulation S-K.

Response: We propose to update the disclosure under Item 14 in the 20-F/A as below:

We completed our initial public offering on May 14, 2010 (the “IPO”), which generated net proceeds of approximately $14.6 million. For the period from the completion of the IPO to September 30, 2015, the end date of the latest fiscal year, our use of the IPO net proceeds is as following: we used approximately $1.5 million for our research and development, which consisted primarily of compensation and benefit expenses to engineers in our research and development center and material cost in research and development activities; approximately $3.0 million for our general and administrative expenses, which consisted of listing fees, compensation to management and related agent fees; approximately $3.2 million for our selling and marketing expenses, which consisted primarily of compensation and benefit expenses to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. While we had been exploiting suitable opportunities for our growth, as the macro-economy has been slowing down in China, we have not extended more investment into our product development, instead, we had made certain loans to certain affiliate companies, as disclosed under Item 7B and Note 7 to the financial statement contained elsewhere in this report. As of September 30, 2015, the total amount of these loans was $5.7 million, among which $4.2 million are from the IPO net proceeds. As these companies are information technology developers, with the approval of our audit committee, we temporarily applied such portion of the IPO net proceeds to them in the belief they would return favor to us in the future while we continue the search for the suitable business opportunities. Lastly, as of September 30, 2015, we had a total of approximately $2.7 million cash in hand.

The use of proceeds described above represents a material change in the use of proceeds described in our prospectus in connection with the IPO where the following use of proceeds was planned:

•	$6.6 million for product development;
•	$4.6 million to expand research and development center;
•	$4.0 million to develop customer relations management (CRM) systems; and
•	the balance of $3.2 million for working capital.

The changes are primarily a result of the changing macro-economic environment. We plan to terminate our related party loans once we identify any business opportunities that require additional funds, such as any right direction for product development, customer relations management (CRM) systems development, or the expansion of research and development center.

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August 31, 2016 Page 3 of 6

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

4.	We note that your net assets in the VIE was over 90% of the consolidated balance as of September 30, 2015. Tell us what consideration you gave to including Schedule I (Condensed Financial Information of Registrant) and how you determined that no such schedule was required. In this regard, Rule 5-04 of Regulation S-X requires the condensed financial statements of the registrant to be filed as an audited schedule to the consolidated financial statements when the restricted net assets of the registrant’s subsidiaries and equity method investees exceed 25% of the registrant’s consolidated net assets as defined in Rule 4-08(e)(3) of Regulation S-X.

Response: We believe Schedule I (Condensed Financial Information of Registrant) is not required because the amount of restricted net assets of our PRC subsidiaries and VIE’s as a result of the statutory reserve required to be maintained was $1.6 million or 8% of the Company’s total consolidated net assets as of September 30, 2015.

One of our wholly owned subsidiary and the VIE are corporations incorporated under the laws of the People’s Republic of China (“PRC”) and subject to the PRC laws and regulations. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiaries and VIE in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC Generally Accepted Accounting Principles, or the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in registered capital of the respective company. As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIE are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The amount of such restricted net assets for all PRC subsidiaries and VIE’s was $1.6 million or 8% of the Company’s total consolidated net assets as of September 30, 2015.

***

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August 31, 2016 Page 4 of 6

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 20-F. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the 20-F do not foreclose the Commission from taking any action with respect to the 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely

/s/ Li Wu

Li Wu

Chief Financial Officer

cc:	Rebecca Weng, BDO China Shu Lun Pan Certified Public Accountants LLP

Elizabeth F. Chen, Esq., Pryor Cashman LLP

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August 31, 2016 Page 5 of 6

Exhibit A

Proposed Item 7B

B. RELATED PARTY TRANSACTIONS. BUSINESS RELATIONSHIPS.

Members of our management team and our principal shareholders currently hold majority equity interests in Kingtone Information, our contractually-controlled entity in the PRC from which we derive substantially all of our revenues. We are party to a series of control agreements with Kingtone Information. See “Item 4 – Information About the Company – C. Organizational Structure - Contractual Arrangements with Kingtone Information and Its Respective Shareholders”. In addition, certain of our officers, directors and principal shareholders serve as officers and directors of Kingtone Information and/or are shareholders of Kingtone Information. The following table sets forth the relationship of such officers, directors and principal shareholders with Kingtone Information and their respective ownership interest in Kingtone Information:

Name	Relationship with Kingtone Wireless	Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Chairman	Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer	Vice President	0.36%
Li Wu	Chief Financial Officer	Chief Financial Officer	1.09%
Shenzhen Capital Group Co., Ltd.(2)	Indirect Shareholder	Shareholder	10.72%
Xuetao Chen	Indirect Shareholder	Shareholder	8.93%

(1)	Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 106,071 ADSs of our company held of record by SCGC Capital Holding Company Limited.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of CGA, pursuant to which Jinong rents 360 square meters of office space from Kingtone Information. The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600. On June 29, 2012, Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867 (RMB24,480) for a two-year term starting from July 1, 2012. On June 29, 2014, the lease was renewed with CGA for a monthly rent of US$3,977 (RMB24,480) for a two-year term from July 1, 2014.

As of September 30, 2015, we had the outstanding loans as listed below. Each entity is indirectly owned and controlled by Mr. Tao Li, our Chairman. The Company provided short-term financing to such parties:

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August 31, 2016 Page 6 of 6

As of September 30, 2015, we had an outstanding loan of approximately $47,104 to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $83,526 during the past three years. The loan was the unsecured rental expense, interest free and payable on demand.

As of September 30, 2015, we had an outstanding loan of approximately $1.2 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years. This loan was an unsecured verbal agreement and bearing no interest, which provided five year term starting from December 28, 2014.

On November 1, 2013 and August 10, 2015, the Company entered into loan agreements with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provides $1.8 million and $2.7 million to Xinrong for its normal business operations. The largest amount of the outstanding loan was $1.8 million and $2.7 million since the loan agreements were entered into, respectively. The outstanding loan amount as of September 30, 2015 was $1.8 million and $2.7 million, respectively. According to the agreements, these unsecured loans were interest free for a three-year term and five-year term, respectively.

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